UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Dong Yu 18/F, Tower A, U-town Office Building #1 San Feng Bei Li Chaoyang District, Beijing 100020, People’s Republic of China +86 (10) 5631 0700	With a copy to: David T. Zhang Kirkland & Ellis International LLP 26th Floor, Gloucester Tower, The Landmark 15 Queen's Road, Central, Hong Kong +852 3761 3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two ordinary shares.  No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0977B107

1.	Names of Reporting Persons Skillgreat Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,336,647[1] ordinary shares. Dong Yu may also be deemed to have sole voting power with respect to such shares.

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 8,336,647[1] ordinary shares. Dong Yu may also be deemed to have sole dispositive power with respect to such shares.

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,336,647[1] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 25.7%[2]

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Based on (i) 8,530,992 Ordinary Shares held by Skillgreat Limited as record holder, less (ii) 194,345 Ordinary Shares held by Skillgreat Limited on behalf of others) as of June 12, 2015.  Skillgreat Limited is wholly owned by Vantage Global Holdings Ltd, which is wholly owned by Dong Yu.

(2)                                 Based on 32,402,346 Ordinary Shares outstanding as of June 12, 2015.

CUSIP No. 0977B107

1.	Names of Reporting Persons Vantage Global Holdings Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,363,638[3] ordinary shares. Dong Yu may also be deemed to have sole voting power with respect to such shares.

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 8,363,638[3] ordinary shares. Dong Yu may also be deemed to have sole dispositive power with respect to such shares.

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,363,638[3] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 25.8%[4]

14.	Type of Reporting Person (See Instructions) CO

(3)                                 Based on (i) 8,530,992 Ordinary Shares held by Skillgreat Limited as record holder, less (ii) 194,345 Ordinary Shares held by Skillgreat Limited on behalf of others, plus (iii) 26,991 Ordinary Shares held by Vantage Global Holdings Ltd as of June 12, 2015. Skillgreat Limited is wholly owned by Vantage Global Holdings Ltd, which is wholly owned by Dong Yu.

(4)                                 Based on 32,402,346 Ordinary Shares outstanding as of June 12, 2015.

CUSIP No. 0977B107

1.	Names of Reporting Persons Dong Yu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,301,012[5] ordinary shares. Skillgreat Limited may also be deemed to have sole voting power with respect to such shares.

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 9,301,012[5] ordinary shares. Skillgreat Limited may also be deemed to have sole dispositive power with respect to such shares.

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,301,012[5] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 28.7%[6]

14.	Type of Reporting Person (See Instructions) IN

(5)                                 Based on (i) 8,530,992 Ordinary Shares held by Skillgreat Limited as record holder, less (ii) 194,345 Ordinary Shares held by Skillgreat Limited on behalf of others, plus (iii) 26,991 Ordinary Shares held by Vantage Global Holdings Ltd, plus (iv) 937,374 Ordinary Shares underlying outstanding options and restricted shares held by Dong Yu exercisable or vesting within 60 days as of June 12, 2015.

(6)                                 Based on 32,402,346 Ordinary Shares outstanding as of June 12, 2015.

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed jointly by Dong Yu (the “Founder”), Vantage Global Holdings Ltd (“Vantage”) and Skillgreat Limited (“Skillgreat”, and together with the Founder and Vantage, the “Reporting Persons”) relating to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), each Ordinary Share represented by two American depositary shares (the “ADSs”), of Bona Film Group Limited (the “Issuer”), an exempted company organized under the laws of the Cayman Islands. This Amendment amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2012 (as amended by Amendment No. 1 filed with the SEC on October 9, 2013 and Amendment No. 2 filed with the SEC on July 25, 2014, the “Original Statement”) by the Reporting Persons. Only those items in the Original Statement amended by this Amendment are reported herein. Capitalized terms not otherwise defined herein shall have their respective meanings given to them in the Original Statement.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding at the end thereof the following paragraphs:

“The information set forth in Items 4 and 6 of this Schedule 13D is incorporated by reference in this Item 3.

The Reporting Persons, together with Fosun International Limited, Orrick Investments Limited, Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A. (collectively, “Fosun Entities”) and Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. (collectively “Sequoia Entities”, and together with Fosun Entities, each a “Sponsor”, and collectively, the “Sponsors”, and together with the Reporting Persons, the “Consortium”) anticipate that, at the price per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$409.3 million will be expended in acquiring approximately 14.9 million outstanding Ordinary Shares (calculated based on the number of Ordinary Shares outstanding as of June 12, 2015) and/or any share-based awards of the Company, in each case other than held by the Consortium (as defined below), in connection with the Transaction (as defined below).

It is anticipated that funding for the Transaction will be provided by a combination of debt and/or equity capital. Equity financing will be provided by the Consortium, and any additional members accepted into the Consortium, in the form of cash and rollover equity in the Company.  Debt financing is expected to be provided by loans from third party financial institutions.”

Item 4.  Purpose of Transaction

Item 4 is hereby amended by adding at the end thereof the following paragraphs:

“The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in this Item 4.

On June 12, 2015, the Reporting Persons (other than Vantage Global Holdings Ltd) entered into a consortium agreement with the Sponsors (the “Consortium Agreement”), pursuant to which the Consortium will cooperate in good faith in connection with an acquisition transaction (the “Transaction”) with respect to the Issuer as contemplated by the Proposal (as defined below).  The Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; cooperation in obtaining applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions for the consummation of the Transaction; and cooperation in preparing definitive documentation with respect to the Transaction. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (a) the 9-month anniversary of the date of the Consortium Agreement and (b) the termination of the Consortium Agreement on the occurrence of other termination events, members of the Consortium have agreed to work exclusively with each other with respect to the Transaction.

On June 12, 2015, the Consortium submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors for the Transaction. Under the Proposal, members of the Consortium propose to acquire, through an acquisition vehicle to be formed by them, all of the Ordinary Shares owned by shareholders of the Company other than the Consortium for US$13.70 per ADS or US$27.40 per Ordinary Share in cash, representing a premium of 23.6% to the volume-weighted average closing price during the last 30 trading days. The Consortium intends to finance the Transaction through a combination of equity and/or debt financing. For a brief description of the financing plan, please refer to Item 3.

The Proposal also provides that, among other things, the Consortium will (a) conduct customary legal, financial and accounting due diligence on the Company and (b) negotiate and execute definitive agreements with respect to the Transaction that will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type. In the Proposal, members of the Consortium also stated that they expect that the independent members of the Company’s board of directors will proceed to consider the Proposal and the Transaction and that the Founder will recuse himself from participating in any deliberations and decisions related to the Transaction by the Company’s board of directors.

If the transactions contemplated under the Proposal are completed, the Ordinary Shares and ADSs would become eligible for termination of registration pursuant to Section 12(b) of the Securities Act of 1933 and the ADSs representing Ordinary Shares would be delisted from the NASDAQ Global Select Market.

References to the Consortium Agreement and the Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Proposal, copies of which are attached hereto as Exhibits 99.2 and 99.3 and incorporated herein by reference in their entirety.”

Item 5.  Interest in Securities of the Issuer

The first and second paragraphs of Item 5 is hereby amended and restated as follows:

“(a) and (b) The information set forth in the cover pages of this Schedule 13D is incorporated herein by reference.  Skillgreat will be the record owner of 8,530,992 Ordinary Shares, which includes 194,345 Ordinary Shares held by Skillgreat Limited for other persons. The Reporting Persons expressly disclaim beneficial ownership of the 194,345 Ordinary Shares held by Skillgreat on behalf of others. Vantage is the record owner of 26,991 Orinary Shares.

The Reporting Persons may be deemed to be members of a “group” with the Sponsors pursuant to Section 13(d) of the Act as a result of entering into the Consortium Agreement and the submission of the Proposal (each as defined in Item 4). However, each Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by the Sponsors. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares of the Issuer that are beneficially owned by any of the Sponsors.  The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any of the Sponsors.”

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add at the end thereof the following paragraphs:

“The information set forth in Items 3, 4, 5 and 7 of this Schedule 13D is incorporated by reference in this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.”

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement, dated June 17, 2015, by and among Mr. Dong Yu, Skillgreat Limited and Vantage Global Holdings Ltd

99.2

Proposal Letter, dated June 12, 2015, by and among Mr. Dong Yu, Skillgreat Limited, Fosun International Limited, Orrick Investments Limited, Peak Reinsurance Company Limited, Fidelidade-Companhia de Seguros, S.A., Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P.

99.3

Consortium Agreement, dated June 12, 2015, by and among Mr. Dong Yu, Skillgreat Limited, Fosun International Limited, Orrick Investments Limited, Peak Reinsurance Company Limited, Fidelidade-Companhia de Seguros, S.A., Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 17, 2015

SKILLGREAT LIMITED

By:	/s/ Dong Yu
Name: Dong YU

VANTAGE GLOBAL HOLDINGS LTD

By:	/s/ Dong Yu
Name: Dong YU
Title: Authorized Signatory

DONG YU

By:	/s/ Dong Yu
Name: Dong YU